UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
3DaGoGo, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     September 23, 2013

Physical address of issuer
101 West Broadway, Suite 1120, San Diego, CA 92101

Website of issuer
http://www.AstroPrint.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this offering

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
November 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$563,460.00	$181,821.00
Cash & Cash Equivalents	$422,311.00	$146,821.00
Accounts Receivable	$2,976.00	$35,000.00
Short-term Debt	$8,453.00	$692.00
Long-term Debt	$841,514.00	$293,225.00
Revenues/Sales	$55,680.00	$122,258.00
Cost of Goods Sold	$8,679.00	$26,249.00
Taxes Paid	$0.00	$0.00
Net Income	-$174,411.00	-$94,864.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 14, 2017

FORM C

Up to $500,000.00

3DaGoGo, Inc.



Crowd SAFEs (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by 3DaGoGo, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFEs (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 5.0% commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing, and 2.0% of the Securities being issued in this Offering related to the purchase and sale of Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1)	This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://wwwAstroPrint.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 14, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.AstroPrint.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

3DaGoGo, Inc. (the "Company") is a Delaware Corporation, formed on September 23, 2013. The Company is currently conducting business under the name of AstroPrint.

The Company is located at 101 West Broadway, Suite 1120, San Diego, CA 92101.

The Company's website is http://www.AstroPrint.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

AstroPrint provides software and hardware solutions for the 3D printing industry. Our solutions are focused on simplifying the 3D printing process and solving the software problems necessary to drive the industry towards our vision of a 3D printer in every home. The AstroPrint software platform includes, but is not limited to: Desktop software, Mobile Applications, a 3D printing Web Portal, Developer APIs, 3D printing applications, and 3D printer accessories (hardware). Our customers include: 3D printer owners, 3D printer manufacturers, printable-content owners/distributors, software developers, and others. As a platform, we generate revenue a number of ways, including but not limited to: Premium Upgrades (to our various software offerings), commercial licensing of our software, API licensing, App Sales, Professional Services, and sales of 3D printer hardware accessories.

The Offering

Minimum number of Crowd SAFEs being offered	50,000
Total number of Crowd SAFEs outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd SAFEs being offered	500,000
Total number of Crowd SAFEs outstanding after Offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 14, 2017
Use of proceeds	See the description of the use of proceeds on page 19

	hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. We may have difficulty raising needed capital in the future as a result of, among other factors, our short history of product development revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. There is no guarantee the Company will be able to raise such funds on terms acceptable to us or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success is dependent on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on the Chief Executive Office ("CEO") Andrew Taylor, the Chief Design Officer ("CDO") Joshua White, and the Chief Technology Officer ("CTO") Daniel Arroyo who are currently the only officers and directors of the Company. The loss of Andrew Taylor, Joshua White, or Daniel Arroyo could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key people the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Andrew Taylor, Joshua White, and Daniel Arroyo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to these individuals in the event of their death or disability. Therefore, if Andrew Taylor, Joshua White or Daniel Arroyo dies or becomes disabled, the Company will not receive any compensation to assist with either person's absence. The loss of certain key personnel could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing

approved products/services and thus may be better equipped than us to develop and commercialize products and/or services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our offices, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we can face attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide a superior customer experience, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly software interface for our users/customers, reliable and evolving source code, and reliable and timely delivery of our products. Our sales may decrease if our services are severely interrupted or otherwise fail to meet our customer requests. Should we or our partners fail to provide our product in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected.

As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or

third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive, and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In addition, our company relies on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the operations of 3D printers (additive manufacturing machines).

It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty claims that are inherent in the design, manufacture, sale, and use of our products. We sell products in industries such as 3D printing / Additive Manufacturing where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property may pose challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration, and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products, and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We plan to implement new lines of business and offer new products/services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Changes in employment laws or regulation could harm our performance.
Various federal, state, and international labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board, and employee litigation including claims relating to the Fair Labor Standards Act.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of marketshare if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our operations. Any of the foregoing events could result in property losses, reduce demand for our products, make it difficult or impossible to obtain merchandise from our suppliers, or disrupt our ability to provide our services.

Risks Related to the Securities

The Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFEs. Because the Crowd SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that you might be able to obtain for the Crowd SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 81.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such

rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
AstroPrint provides software and hardware solutions for the 3D printing industry. Our solutions are focused on simplifying the 3D printing process and solving the software problems necessary to drive the industry towards our vision of a 3D printer in every home. The AstroPrint software platform includes, but is not limited to: Desktop software, Mobile Applications, a 3D printing Web Portal, Developer APIs, 3D printing applications, and 3D printer accessories (hardware). Our customers include: 3D printer owners, 3D printer manufacturers, printable-content owners/distributors, software developers, and others. As a platform, we generate revenue a number of ways, including but not limited to: Premium Upgrades (to our various software offerings), commercial licensing of our software, API licensing, App Sales, Professional Services, and sales of 3D printer hardware accessories.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative software, hardware, and services. The Company's business strategy leverages its unique ability to design and develop its own source code, hardware, application software, and services to provide its customers products and solutions with innovative design, superior ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download applications through a variety of devices, including Apple, Android, Windows, and Linux. The Company also supports a community for the development of third-party software products, hardware products, and digital content that complement the Company's offerings.

History of the Business

In the first year of operations, we operated as 3DaGoGo (whereas now we operate as AstroPrint) and ran www.3DaGoGo.com, an online marketplace for crowdsourced and curated 3D printable models. In 2014 we pivoted the Company to focus on our current product, AstroPrint. We still own www.3DaGoGo.com, and we use it as a marketing tool to drive new users to AstroPrint, however www.3DaGoGo.com is a very minor focus of our Company now.

The Company's Products and/or Services

Product / Service	Description	Current Market
AstroPrint Platform	A suite of software applications that integrate with each other to simplify the 3D printing experience. The AstroPrint platform includes: Desktop Software, Mobile Apps, developer APIs, a web portal, embeddable software (AstroBox Software), and a 3rd party application marketplace.	3D printer owners, 3D print farms, 3D printer manufacturers, software developers, schools/universities, makerspaces, and more.
AstroBox	The AstroBox is an add-on accessory for FDM/FFF desktop 3D printers. After being connected to a compatible printer, that printer is then connected to the AstroPrint software platform, thereby allowing functionality such as: Remote monitoring, wireless printing, print-from-web functionality, and more. We are currently offering the AstroBox under the name AstroBox Gateway, and will soon be releasing a new version called the AstroBox Touch. The AstroBox Touch has an added touchscreen and significant software upgrades.	Existing 3D printer owners that wish to upgrade their existing 3D printers.

Based on customer and market feedback we are constantly adding new products and features to AstroPrint. Depending on the feedback we receive, we may choose to add a variety of new products with the proceeds of the offering. Known products in our pipeline include, but are not limited to: The AstroBox Touch, Print Farm Management Software, a toy making app for iOS/Android, and feature/product additions to our existing applications (Desktop, Mobile, Web, and Embeddable software).

- The AstroBox Touch. The AstroBox Touch was announced in May 2017 via a Kickstarter campaign (that was successful) and is expected to be available for retail purchase in January 2018. The AstroBox Touch is an add-on accessory for 3D printers that is compatible with most FDM/FFF desktop 3D printers and adds the functionality of: a touchscreen, connection to the AstroPrint software platform, and the ability to connect to a 3D printing app store to add apps and functionality to the AstroBox Touch.

- Print Farm Management Software. A software solution that simplifies the process of managing many 3D printers of various models/brands with a variety of user types with differing user permissions. This may be marketed/sold as a resource for universities, small run manufacturers, 3D printing factories, makerspaces, school systems, manufacturing fulfillment companies, and others.

- Toy making application for iOS/Android. We will be releasing a new content distribution framework for 3D printable content. As an example of how this framework can be utilized by third parties, we are producing and releasing an iOS/Android "make and print your own toys" application using the framework. We plan to implement monetization strategies on the toy making application, however the larger focus is to demonstrate to developers how they can use our content distribution framework to build their own applications, then monetize on them.

- Feature/Product additions to existing applications (such as Desktop, Mobile, Web, and Embeddable software). Based on customer/user feedback we are constantly adding new premium grade features for the purpose of user acquisition, retention, and monetization.

Our products are sold globally, primarily through direct downloads, app marketplaces, in-app purchases, online portals (such as www.AstroPrint.com), bulk/commercial licensing, third party distributors (such as 3D printer manufacturers and retailers), mass merchandisers, and e-commerce.

Competition
The Company's primary competitors include but are not limited to 3DPrinterOS, Printr, OctoPrint, PrintToPeer, Repetier, and 3D Printer Manufacturers that are attempting to build their own 3D print cloud.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to simplify complex processes; gorgeous design skills; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global scale, including level of presence in key emerging markets.

Customer Base
Our revenues are derived primarily from 3D printer manufacturers, companies that create/distribute 3D printable content, retail customers, software developers, 3rd party application developers, medium-sized companies, large sized companies, and other enterprises. In addition, we partner to provide services for government agencies, 3D model repositories, and other organizations. Our customers span the globe, mostly centered in North America, Europe, and Asia.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4698702	IC 042. US 100 101. G & S: Software as a service (SAAS) services featuring software for use in controlling printers in the field of manufacturing, namely, additive manufacturing, computer numerical control (CNC), laser cutting, and 3D printing. FIRST USE:	AstroPrint - SERVICE MARK	May 18, 2014	March 10, 2015	USA

	20140505. FIRST USE IN COMMERCE: 20140513				
4706430	IC 041. US 100 101 107. G & S: Providing a searchable online database of two and three dimensional images for use in the fields of publishing. FIRST USE: 20130701. FIRST USE IN COMMERCE: 20131007	3DaGoGo - SERVICE MARK	January 15, 2014	March 24, 2015	USA

Licenses

3DaGoGo, Inc. has granted licenses to and been has been a licensee to certain technologies related to its business. 3DaGoGo, Inc. d/b/a AstroPrint has granted the following licenses and may grant additional licenses in the future of the same or similar nature.

a. Personal and Commercial Licensing for AstroPrint Proprietary Software, for which the licensees include all users of AstroPrint Proprietary Software. This includes, but is not limited to: AstroPrint Desktop, AstroPrint Mobile, AstroPrint Web Portal (www.AstroPrint.com), AstroPrint APIs, and AstroBox Touch software (a combination of AstroBox Gateway Open Source software and proprietary software). Note: Some AstroPrint software, such as the AstroBox Gateway software, is available online as Open Source (https://www.gnu.org/licenses/gpl-3.0.en.html). However, compiled software images of this code (compiled by AstroPrint), as well as the AstroPrint name and/or logos, are not part of the open source license. These require either a Personal Use or Commercial Use License. All of AstroPrint's proprietary software requires a license for use. When the software is used in a resale product (as part of a business) a Commercial Use License, or Limited Commercial Use License, is required. A Commercial Use License could also be thought of as a Distribution License or Reseller License. These are available for a fee. Most all other users would fall under a Personal Use License. Currently we do not charge for a personal use license of any of our software products, however we do charge for premium upgrades and for access to advanced features.

b. AstroBox Gateway source code is available online as Open Source, for which the licensees include all users of AstroBox Gateway Software.. This software was forked from the Octoprint Open Source project, which was forked from the the Cura project. As is required by the licenses of it's predecessors, AstroBox Gateway source code is offered with the same license as the projects it was forked from: GNU Affero General Public License v3.0. (https://www.gnu.org/licenses/gpl-3.0.en.html). Note: Any compiled software image of the AstroBox Gateway software (compiled by AstroPrint) is not open source. (Binary files are not source code and therefore cannot be open source.) Any software images compiled by AstroPrint require a Personal License and/or Commercial License. In addition, the open source licensing does not grant a user the right to use the AstroPrint name and/or logos.

c. Non-exclusive, commercial use of www.3DaGoGo.com source code, for which the licensees include various users of this source code. One of the assets of 3DaGoGo, Inc. is www.3DaGoGo.com, an e-commerce website built specifically for the crowdsourcing, licensing, and selling of 3D printable designs. For a negotiated fee, 3DaGoGo, Inc. may grant a license to a business entity to use the source code of www.3DaGoGo.com. The purpose of which would be for the customer to create their own e-commerce site for 3D printable models. In addition, 3DaGoGo, Inc. may offer design modification, color scheme modification, and site customization services for an additional fee.

3DaGoGo, Inc. d/b/a AstroPrint has been granted a variety of 20+ software licenses from various software vendors. These various software stacks are integral to the running of our business, maintaining our servers, and fulfilling our services for customers. Some examples of standard software licenses we use are: octoprint, cura engine, node.js, nginx, php and others listed here https://www.astroprint.com/open-source As the Company evolves, we will continue to add new licenses to support new features and products.

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
None

Other
The Company's principal address is 101 West Broadway, Suite 1120, San Diego, CA 92101.

The Company has the following additional addresses: AstroPrint C/ Pierre Laffitte, 6-8 29590 - Malaga Spain.

The Company conducts business as an online portal, and, therefore, has users from all over the globe. In addition, 3DaGoGo, Inc. owns a wholly-owned subsidiary in Malaga, Spain. This subsidiary acts as our R&D center and provides software engineering, design, and product development support for 3DaGoGo, Inc.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
AstroPrint S.L.U.	Sociedad Limitada which is the equivalent to an LLC	Malaga, Spain	January 27, 2016	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500.00	5.00%	$25,000.00
Campaign marketing expenses or related reimbursement	5.00%	$2,500.00	5.00%	$25,000.00
Estimated Attorney Fees	2.00%	$1,000.00	0.20%	$1,000.00
Estimated	6.00%	$3,000.00	0.60%	$3,000.00

Accountant/Auditor Fees				
Manufacturing	30.00%	$15,000.00	6.00%	$30,000.00
Future Wages	30.00%	$15,000.00	30.00%	$150,000.00
General Working Capital	22.00%	$11,000.00	53.20%	$266,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$500,000.00**

The Company has absolute discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Andrew Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, ("CEO") 09/23/2013 – present; President 09/23/2013 - 12/31/2014

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, 09/23/2013 – present: As an established thought leader in the 3D printing industry, Drew is a sought-after speaker who lectures globally on the subjects of mass adoption of 3D printing technologies as well as on the role of cloud infrastructures in driving adoption. Drew is a serial entrepreneur who builds platform-focused companies. Previous ventures include a yoga class search engine with 20,000 classes listed daily, an email marketing technology platform, and a face-to-face (f2f) social engagement platform. Roughly four years ago he fell in love with 3D printing technologies and decided to solve the problems holding the industry back from mass adoption. Prior to his career in technology, Drew worked in sports medicine for professional ice hockey and soccer teams, had several brick-and-mortar medical clinics, and was a professor in a master's degree program in the healthcare industry.

Education
M.S. Chinese Medicine from the Pacific College of Oriental Medicine, 2001
B.S. Sports Medicine from Appalachian State University, 1998.

Name
Joshua White

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Design Officer ("CDO"), 09/23/2013 – present; Secretary, 09/23/2013 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CDO, 3DaGoGo, Inc., 09/23/2013 – present: As Chief Design Officer, Josh is the heart and soul of the AstroPrint User Experience. His interest in intersecting business with creativity began with a BA in Music Industry, then shifted to UI/UX/web design and front-end development/optimization. Prior to founding AstroPrint, he managed multimillion dollar SEO accounts and also worked in 3D animation and video editing. His love of 3D printing began with the desire to bring his 3D characters to life and has led him to become an expert in desktop 3D printing processes. He is on a mission to use his creative skills to simplify the 3D printing process, empower other creatives to use 3D printers, and ultimately bring 3D printing to the masses.

Name
Daniel Arroyo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, ("CTO"), 09/23/2013 – present; Treasurer, 09/23/2013 – present; President, 01/01/2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, 3DaGoGo, Inc. 09/23/2013 – present: Daniel has over 18 years of experience developing embedded and cloud systems due to his work at companies like Nokia, Qualcomm, and Broadcom. While at Nokia, Daniel was on the team that developed the Symbian OS, which was deployed in hundreds of millions of smartphones. In addition, he led developer evangelism initiatives to drive adoption of the platform. From his experience on the front lines of the platform-wars in the smartphone industry, he learned what it takes to create, scale, and drive adoption of large software platforms. Daniel is on a mission to take that experience and use it to build the dominant software platform for the 3D printing industry. In addition to being CTO, Daniel serves as President of AstroPrint and is considered a second CEO for the Company. His business acumen was honed by The Founders Institute as well as his experiences with the startups Flaretag, which he founded, and Tappy, which was acquired by Tinder. Daniel is a rare "double threat" in that he has demonstrated the skillset of a CTO and the business mind of a CEO.

Education
Bachelors degree in Computer Science from Universidad de Cordoba, 1998

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Andrew Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO 09/23/2013 – present; President 09/23/2013 - 12/31/2014

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, 09/23/2013 – present: As an established thought leader in the 3D printing industry, Drew is a sought-after speaker who lectures globally on the subjects of mass adoption of 3D printing technologies as well as on the role of cloud infrastructures in driving adoption. Drew is a serial entrepreneur who builds platform-focused companies. Previous ventures include a yoga class search engine with 20,000 classes listed daily, an email marketing technology platform, and a face-to-face (f2f) social engagement platform. Roughly four years ago he fell in love with 3D printing technologies and decided to solve the problems holding the industry back from mass adoption. Prior to his career in technology, Drew worked in sports medicine for professional ice hockey and soccer teams, had several brick-and-mortar medical clinics, and was a professor in a master's degree program in the healthcare industry.

Education
M.S. Chinese Medicine from the Pacific College of Oriental Medicine, 2001
B.S. Sports Medicine from Appalachian State University, 1998.

Name
Joshua White

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Design Officer ("CDO"), 09/23/2013 – present; Secretary, 09/23/2013 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CDO, 3DaGoGo, Inc., 09/23/2013 – present: As Chief Design Officer, Josh is the heart and soul of the AstroPrint User Experience. His interest in intersecting business with creativity began with a BA in Music Industry, then shifted to UI/UX/web design and front-end development/optimization. Prior to founding AstroPrint, he managed multimillion dollar SEO accounts and also worked in 3D animation and video editing. His love of 3D printing began with the desire to bring his 3D characters to life and has led him to become an expert in desktop 3D printing processes. He is on a mission to use his creative skills to simplify the 3D printing process, empower other creatives to use 3D printers, and ultimately bring 3D printing to the masses.

Education
B.A. Music Industry, SUNY Oneonta

Name
Daniel Arroyo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer ("CTO"), 09/23/2013 – present; Treasurer, 09/23/2013 – present; President, 01/01/2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, 3DaGoGo, Inc. 09/23/2013 – present: Daniel has over 18 years of experience developing embedded and cloud systems due to his work at companies like Nokia, Qualcomm, and Broadcom. While at Nokia, Daniel was on the team that developed the Symbian OS, which was deployed in hundreds of millions of smartphones. In addition, he led developer evangelism initiatives to drive adoption of the platform. From his experience on the front lines of the platform-wars in the smartphone industry, he learned what it takes to create, scale, and drive adoption of large software platforms. Daniel is on a mission to take that experience and use it to build the dominant software platform for the 3D printing industry. In addition to being CTO, Daniel serves as President of AstroPrint and is considered a second CEO for the Company. His business acumen was honed by The Founders Institute as well as his experiences with the startups Flaretag, which he founded, and Tappy, which was acquired by Tinder. Daniel is a rare "double threat" in that he has demonstrated the skillset of a CTO and the business mind of a CEO.

Education
Bachelors degree in Computer Science from Universidad de Cordoba, 1998

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in the United States and 8 employees in Malaga, Spain.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue ten million (10,000,000) shares of one class of common stock, par value of $0.0001 (the "Common Stock"), pursuant to the Amendment to the Certificate of Incorporation, filed on April 21, 2014 (the "Amendment COI"). Pursuant to the Amendment COI, the Company declared a 51.0818-to-1 stock split of the Common Stock of the Company (the "Stock Split"). The Stock Split resulted in the issuance of an additional 1,502,454 shares of Common Stock to each of the three founders at a price of $0.0001 per share. Post-Stock Split, the founders collectively owned 4,597,362 shares of Common Stock.

As of September 13, 2017, there are 4,950,370 shares of the Company's Common Stock issued and outstanding. This includes certain shares to officers and directors validly issued and outstanding although these shares may be forfeited and cancelled to the extent that any of the defined contingencies, including resignation or removal of the relevant party, or other contingencies. In these circumstances, the total issued and outstanding shares reflected and the pro-forma capitalization would be reduced accordingly. Further, at the time of the Amendment COI, the Company entered into an employee stock option plan and allocated 550,000 shares of Common Stock to said plan, of which zero shares are currently issued and outstanding.

Additionally, the Company has issued the following Securities:

On April 21, 2014, the Company entered into a restricted stock agreement with its advisor for the purchase of 22,987 shares of Common Stock at a price of $0.0001 per share for the aggregate proceeds of $2.30.

On April 22, 2014, the Company entered into a subscription agreement with Betaspring Fund 100, LLC at a price of approximately $.06 per share for aggregate proceeds of $20,000.00, for the sale of 330,021 shares of Common Stock, amounting to 6% of the Company's total capital stock, calculated on a fully-diluted basis. The agreement contained anti-dilution rights in connection with the following events: i) the issuance of additional capital stock of the Company (not in connection with the Company's issuance of common stock or preferred stock in a qualified equity financing, defined as the sale of common or preferred stock in the Company of not less than $250,000.00) ; ii) the issuance of options and/or warrants of the Company; iii) the issuance of convertible securities and other rights to acquire the Company's capital stock; iv) the reservation for issuance of any shares of the Company's capital stock under the Company's equity incentive plans, including any shares reserved on a "pre-money" basis, among other events.

In November 2014, the Company entered into a KISS – A convertible security agreement with 500 Startups III, L.P, in exchange for $100,000.00 investment into the Company. The KISS agreement provides for the purchaser to receive 7% of the Company's total capital stock, calculated on a fully-diluted basis. Further, it provides the purchaser with first refusal rights in the next equity financing of preferred stock of gross proceeds of not less than $1,000,000.00.

Additionally, the Company entered into a series of KISS agreements from January 2015 to October 2016, more fully detailed in the charts below.

Type of security	KISS - 1
Amount outstanding	$20,000.00
Voting Rights	None until conversion, at which time the holder will have the voting rights of the securities into which the KISS securities convert.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The KISS Agreement may convert upon the occurrence of a qualified financing of $1,000,000, or at the election of the majority in interest upon maturity. The KISS securities bear a $4M valuation cap and 20% discount.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	The percentage ownership of the Company by holders of the KISS securities upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of qualified financing, at which time the KISS securities convert.

Type of security	KISS - 2
Amount outstanding	$175,000.00
Voting Rights	None until conversion, at which time the holder will have the voting rights of the securities into which the KISS securities convert.
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The KISS Agreement may convert upon the occurrence of a qualified financing of $1,000,000, or at the election of the majority in interest upon maturity. The KISS securities bear a $5M valuation cap and 20% discount.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	The percentage ownership of the Company by holders of the KISS securities upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of qualified financing, at which time the KISS securities convert.

Type of security	KISS - 3
Amount outstanding	$180,000.00
Voting Rights	None until conversion, at which time the holder will have the voting rights of the securities into which the KISS securities convert.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The KISS Agreement may convert upon the occurrence of a qualified financing of $1,000,000, or at the election of the majority in interest upon maturity. The KISS securities bear a $6M valuation cap and 20% discount.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	The percentage ownership of the Company by holders of the KISS securities upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of qualified financing, at which time the KISS securities convert.

The Company has conducted the following prior Convertible Note offerings in the past three years: none.

Valuation
The Company has not conducted any third-party valuation or appraisal and has conducted only (i) sweat equity sales of its securities to its founders; and (ii) offerings of convertible notes under which valuation of the Company's common stock is delayed until a qualified financing. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Daniel Arroyo, Joshua White, and Andrew Taylor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Arroyo	27.86%
Joshua White	27.86%
Andrew Taylor	27.86%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company incurred net operating expenses of $162,312 and $95,259 for the years ended December 31, 2016 and December 31, 2015, respectively. In 2015, the Company generated $122,258 in revenue to offset the operating expenses, resulting in a net loss of $94,864. In 2016, the Company generated $55,680 in revenue, resulting in a net loss of $174,411.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals:

- Penetrating the AstroBox Touch product into the 3D Printing Retail market. This includes direct sales to customers as well as creating reseller opportunities around the globe.
- Driving partnerships with 3D Printer manufacturers to embed AstroPrint software directly in 3D Printers prior to sale.
- Increase conversion metrics of free users to paid users. This includes building more premium features into the platform, as well as marketing analytics on user behavior (commonly known as "growth hacking").
- Increase user retention of AstroPrint software products by studying behavior metrics and user feedback, then making adjustments to the user experience of the associated products.
- Increase both free and paid usage of the AstroPrint APIs and the AstroPrint App Marketplace.
- Continued improvement to the stability of the AstroPrint platform. This includes fixing bugs, DevOps improvements, feature additions, responding to customer feedback, and more.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $300,316 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Our monthly net burn rate is approximately $18,251. The Offering Proceeds will allow us to optimize our operations and metrics, move towards profitability and sustainable growth.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 14, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Valuation cap of $6,000,000. 15% optional discount on a conversion. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principle amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE Units issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
See 'Capitalization and Ownership' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $6,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 85.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does have any voting agreements in place. A description of such agreement follows: Prior to a conversion of the Crowd SAFEs, investors have no voting rights whatsoever. After a conversion, investors will be granted CF Shadow Series Stock. This stock does not have voting rights either. In situations where voting rights must be extended by law, the investor agrees to automatically vote in line with the majority of Preferred Stock holders.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Other Classes of Securities of the Company

On April 14, 2014, the Company and its founding shareholders entered into the Founders' Agreement (the "Founders' Agreement"), which governs the covenants and conditions upon which issued and outstanding shares of Common Stock in the Company to its founding shareholders may vote, be transferred and/or sold.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: none.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: none.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor disqualifications under any relevant US securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Taylor
_____
(Signature)

Andrew Taylor
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Taylor
_____
(Signature)

Andrew Taylor
_____
(Name)

Chief Executive Officer
_____
(Title)

September 14, 2017
_____
(Date)

/s/Joshua White
_____
(Signature)

Joshua White
_____
(Name)

Chief Design Officer, Secretary
_____
(Title)

September 14, 2017
_____
(Date)

/s/Daniel Arroyo
_____
(Signature)

Daniel Arroyo
_____
(Name)

Chief Technology Officer, President, Treasurer
_____
(Title)

September 14, 2017
_____
(Date)

EXHIBITS

Exhibit A	*Financial Statements*
Exhibit B	*Offering Page*
Exhibit C	*Company Pitch Deck*
Exhibit D	*Subscription Agreement*
Exhibit E	*Crowd SAFE*
Exhibit F	*Video Transcription*

EXHIBIT A
Financial Statements

3DAGOGO, INC.

Unaudited Consolidated Financial Statements For The Year Ended December 31, 2016, and 2015

September 1, 2017



Independent Accountant's Review Report

To Management
3DaGoGo, Inc.
San Diego, CA

We have reviewed the accompanying consolidated balance sheet of 3DaGoGo, Inc. as of December 31, 2016, and 2015, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 1, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

3DAGOGO, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 422,311	$ 146,821
Accounts Receivable	2,976	35,000
TOTAL CURRENT ASSETS	425,287	181,821
NON-CURRENT ASSETS		
Software	130,599	-
Equipment	7,575	-
TOTAL NON-CURRENT ASSETS	138,174	-
TOTAL ASSETS	563,460	181,821
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	8,453	692
TOTAL CURRENT LIABILITIES	8,453	692
NON-CURRENT LIABILITIES		
Note Payable	368,289	-
Convertible Notes	473,225	293,225
TOTAL NON-CURRENT LIABILITIES	841,514	293,225
TOTAL LIABILITIES	849,968	293,917
SHAREHOLDER'S EQUITY		
Common Stock (10,000,000 shares authorized, 4,950,370 shares issued and outstanding, $0.0001 par value)	495	495
Additional Paid in Capital	31,014	31,014
Accumulated Other Comprehensive Income	(9,237)	-
Retained Earnings (Deficit)	(308,779)	(143,605)
TOTAL SHAREHOLDER'S EQUITY	(286,507)	(112,096)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 563,460	$ 181,821

Unaudited- See accompanying notes.

3DAGOGO, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

_____

	2016	2015
Operating Income		
Revenue	$ 55,680	$ 122,258
Cost of Goods Sold	8,679	26,249
Gross Profit	47,001	96,009
Operating Expense		
Salaries and Wages	104,619	106,197
General and Administrative	84,531	59,488
Advertising	7,064	13,166
Rent	11,000	6,141
Travel	34	3,943
Meals and Entertainment	2,064	2,334
Net Income from Operations	(162,312)	(95,259)
Other Income and Expense		
Interest Income	488	396
Interest Expense	3,350	-
Other Comprehensive Income		
Foreign Currency Translation Adjustment Loss	(9,237)	-
Net Income	$ (174,411)	$ (94,864)

3DAGOGO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Net Income (Loss) For The Period	$ (174,411)	$ (94,864)
Cash Flows From Operating Activities		
Change in Accounts Receivable	32,024	(35,000)
Change in Accounts Payable	7,761	34
Net Cash Flows From Operating Activities	(134,626)	(129,830)
Cash Flows From Investing Activities		
Change in Software Asset	(130,599)	-
Purchase of Equipment	(7,575)	-
Net Cash Flows From Investing Activities	(138,174)	-
Cash Flows From Financing Activities		
Change in Convertible Notes	180,000	193,225
Change in Notes Payable	368,289	
Net Cash Flows From Financing Activities	548,289	193,225
Cash at Beginning of Period	146,821	83,426
Net Increase (Decrease) In Cash	275,489	63,395
Cash at End of Period	$ 422,311	$ 146,821

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

3DaGoGo, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and California. The Company has a wholly owned foreign subsidiary, Astroprint, SLU, in Malaga, Spain. The Company's principal line of business is development and marketing of a software platform serving the 3D printing industry.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with an original purchase price of $1,000 or more, and all software development expenses. During the year ended December 31, 2016, the Company capitalized $130,599 in employee salaries as software development costs. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the Euro. The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year.

The currency translation adjustment has been reported separately in other comprehensive loss in the consolidated financial statements. The foreign currency translation adjustment resulted in a loss of $9,238 in 2016.

Advertising

The Company recognizes advertising expense in the period incurred.

Rent

The Company occupies office space under a month-to-month lease arrangement. There are no future minimum payments due under the lease.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the States of Delaware and California.

The Company incurred net operating losses during its most recent three fiscal years, and has fully reserved them. Net operating losses will be carried forward to reduce taxable income in future years. Net operating losses expire if unused after twenty years. The Company's federal tax filings for 2014, 2015, and 2016 remain subject to review by the Internal Revenue Service until the expiration of the statutory period in 2018, 2019, and 2020, respectively.

The Company's tax filings for 2014, 2015, and 2016 remain subject to review by the State of Delaware until 2019, and 2020 respectively. The Company's tax filings for 2015 and 2016 remain subject to review by the State of California until 2020, and 2021 respectively.

NOTE C- FINANCING ACTIVITIES

In 2015 and 2016, the Company issued convertible notes ("the Notes") for the purpose of raising operating capital. The Notes are non-interest bearing, and convertible to equity either at maturity, or under certain other circumstances, such as a capital event in which the Company raises more than $1,000,000 in a priced round.

As of December 31, 2016, the Company's foreign subsidiary, Astroprint, SLU, had an outstanding Note Payable of $368,289. The terms of the Note specify a fixed rate of 1yr Euribor +5% (revised annually), and an incentive based on the company's revenue using the following table:

Less than 300,000 EUR – 0%
300,000 – 500,000 EUR – 2%
More than 500,000 EUR – 5%

During 2016, the rate stood at 4.99%. Payments are scheduled quarterly, with interest only for the first two years. The Note has a start date of June 9, 2016, and a maturity date of June 20, 2022. The Company has guaranteed repayment of the note by its subsidiary.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 1, 2017, the date that the financial statements were available to be issued.

EXHIBIT B
Offering Page



Company: AstroPrint

Market: 3D Printing

Product: Cloud platform for desktop 3D printing

Company Highlights

- Graduate of 500 Startups' accelerator program in 2014
- Opened a research and development center in Spain in 2016 to further advance its products
- Won Editor's Choice award at Maker Faire in 2015[i]
- Total users have increased by 101% from August 2016 to August 2017
- Total print jobs have increased by 186% from August 2016 to August 2017
- Total print hours have increased by 222% from July 2016 to July 2017
- Two fully-funded Kickstarter campaigns, with the second campaign funded in just three hours in May 2017[ii]

PERKS

AstroPrint will provide the following "perks" to investors at each level of investment defined below. All perk thresholds are inclusive of previous perk thresholds with the exception of the $50,000+ threshold, which does not include the $25,000+ investment perk.

$500+
- A 3D printable plaque design (STL file) showing that you are an investor in AstroPrint
- Beta access to new AstroPrint products and features as they are released

$5,000+
- The perks listed above, plus:
- AstroPrint will customize the design (STL) for your plaque to include your name

$10,000+
- The perks listed above, plus:
- AstroBox Touch (when released)

$25,000+
- The perks listed above, plus:
- FlashForge Finder (or comparable) 3D Printer and an AstroPrint Pro Plan for life

$50,000+
- The perks listed above, except for the $25,000+ investment perk, plus:
- Lulzbot Mini (or comparable) 3D printer and an AstroPrint Pro Plan for life

Opportunity

3D printing has been available since the 1980s, but it has become far more publicized and mainstream within the past decade as the capabilities and advancements of the 3D printer are becoming realized.[iii] Coined as the third industrial revolution, 3D printing is fundamentally changing the means by which products are manufactured. Be it a jet-engine fuel nozzle that traditionally requires welding together 20 parts[iv], a replica of a tumor to help doctors prepare for surgery, or an entire home that can withstand an 8.0 earthquake[v], 3D printing is disrupting all walks of life.

Not only has 3D printing been growing in the commercial space, its popularity among consumers for personal use has also been on the rise. The technology is now being applied for personal use in areas including education, entertainment, photography, architecture, fashion, and jewelry.[vi] As the cost of 3D printing technologies has declined, adoption has increased across the board, giving more people access to this cutting-edge technology. Plus, with increased affordability and accessibility, individuals are now able to quickly turn ideas from digital designs into real, tangible products. With adoption increasing, the 3D printing market is expected to grow at a compound annual growth rate of 25.76% over the next few years to reach $32.78 billion by 2023.[vii]

AstroPrint aims to standardize the software and developer ecosystem for the 3D printing industry by simplifying the 3D printing process for consumers and enterprises alike. The company provides a product line that gives users the ability to manage their 3D printers from anywhere and with any device, aiming to drive the next wave of adoption in the 3D printing industry.

Product

With the goal of standardizing the 3D printing industry in order to simplify the 3D printing process, AstroPrint has developed a product line to facilitate this progression. The product line features: the AstroPrint software platform, the AstroBox Touch and Gateway, and the App Marketplace.



AstroPrint Software Platform

The AstroPrint software platform is compatible with many desktop 3D printers on the market and makes them simpler to operate. It is comprised of a suite of software applications that integrate with one another (via the cloud) to simplify the 3D printing process. The platform includes: desktop software, mobile apps, a web portal, and embeddable software.


AstroPrint Ecosystem at a Glance
AP Mobile App
Responsive Access to the Cloud via Web Browser
AstroPrint
3D Print Cloud
AstroBox
Touch
3rd Party Apps
Apps can be deployed to the AstroPrint Cloud, Mobile app, Desktop app, and the AstroBox Touch
AP Desktop App

Overall features include:

- Compatibility with many desktop 3D Printers
- App store that can extend the capabilities of the software
- A complete solution, including cloud, desktop, mobile, web, and touchscreen functionality
- Simple, clean, intuitive interfaces
- Branding capabilities for 3D printer manufacturers and/or resellers
- Ability to manage multiple printers from anywhere with any device

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AstroPrint Desktop
Mac OSX | Windows | Linux
AstroPrint Web Portal
(All Modern Web Browsers)
AstroPrint Mobile
ios | android
AstroBox Software
(Touch and Gateway)

AstroBox Touch

Currently available for pre-order, the AstroBox Touch (version two of the AstroBox Gateway) is a simple, intuitive, cloud-based touchscreen for 3D printers. The Touch is a "plug and play" touchscreen that wirelessly connects a user's 3D printer to the cloud. There is no assembly or tinkering required; the Touch works right out of the box.


PRINTING
PAUSE
CANCEL



At a glance, the AstroBox Touch features:

- Striking 3.5-inch touchscreen (480 x 320 pixels)
- Simple, elegant user interface built with simplicity in mind
- Compatibility with all printers running standard Marlin, Repetier, & Sailfish firmware
- Plug and play capability – no self-assembly necessary
- Wirelessly control 3D printers without the need of SD cards
- Access to the AstroPrint ecosystem, which includes the AstroPrint cloud, developer application programming interface (API), desktop app(s), and mobile app(s)


AstroBox Touch
File Manager
Control
Apps
Settings
THINGIVERSE
Thingiverse
MyMiniFactory
3DKitBash
Toy Factory
File Manager
Designs 300
Projects 5
Farnsworth_Head.stl
Bender_Head.stl
Planet_Express_Badge.stl
Thingiverse
Hamel Monohull Paddle
Hollow Draudi
Easter Egg Dispenser
The $30 3D scanner V5
Introduction to Parametric
Headphone Stand

The AstroBox Touch is not only designed for individual consumers but also for developers and 3D printer manufacturers. Developers will be able to create and deploy apps to the Touch as easily as they deploy apps to smartphones.


FILE MANAGER
Designs
Projects
AstroBox
File Upload
File Manager
control
Supplies
THINGIVERSE
Thingiverse
MyMiniFactory
3DPrintCloud
Apps
PRINTING
trapper-skull.gcode
PAUSE
CANCEL

AstroBox Touch

For 3D printing manufacturers, AstroBox Touch software can be embedded in their printers, along with a compatible touchscreen, prior to sale. This reduces software R&D/upkeep while also adding cloud functionality to the manufacturer's printer line. AstroPrint can build custom, fully branded (with the company's name and logo) builds of the AstroBox Touch software for each manufacturer.

AstroPrint Branded Solutions


AstroBox
File Upload
File Manager
control
Supplies
THINGIVERSE
Thingiverse
MyMiniFactory
3DPrintCloud
Apps

Custom Branded Solutions


OEM 3D Printer
File Upload
File Manager
control
Supplies
THINGIVERSE
Thingiverse
MyMiniFactory
3DPrintCloud
Apps

AstroBox Gateway

The AstroBox Gateway is an add-on for desktop 3D printers. Users simply plug the box into their compatible 3D printer via USB, automatically making it Wi-Fi enabled and cloud connected. Once the AstroBox is installed, users can manage their 3D printer from their phone, tablet, or any web-enabled device. When the unit is logged into the AstroPrint cloud, users can manage their 3D printers from anywhere with real-time video monitoring.


astrobox
File Uploader
File Manager
Control
Camera
Settings
GCODE Terminal
Help
Supplies
AstroBox


astrobox.local
AstroBox
My AstroPrint Cloud
astrobox
File Uploader
File Manager
Control
Camera
Settings
GCODE Terminal
Help
Supplies
astrobox.local/files
File Manager
Printable Files
Local
Cloud
tie-clip-tf-PrintrBot-Si-PLA-custom.gcode
astrokey-75-Printrbot-SM-Slic3r-PLA-custom.gcode
Pumpkin-Smoochy-PrintrBot-Si-PLA-custom.gcode
20mm_Calibration_Box-PrintrBot-Si-PLA-normal.gcode
astrobox.local/control
Printer Controls
Horizontal
Vertical
32
Current Temp (°C)
0.1
1
10
100
Fans
Nozzle
Bed
Extrude Filament
Extrude
Retract
astrobox.local/printing
Printing
Octopus-PrintrBot-Simple-Metal-PLA...
11.2%
Time Remaining
00:13:08
Printing Layer
2 of 76
Printer Temperature
Nozzle
210°
Pause Print
Cancel Print

Overall features include:

- Remote monitoring of prints
- Ability to slice designs on the cloud
- Wireless management of 3D printers (no cables necessary)
- No need for a laptop/computer to be connected to the printer
- Automatic updates
- Simple, clean, and intuitive interface
- Mobile friendly that works on any web-enabled device
- No more secure digital (SD) cards to load stereolithography (STL) files

The AstroBox Gateway comes as a Kit, with a Raspberry Pi 3, Wi-Fi dongle, pre-flashed 8GB microSD card with AstroBox software pre-installed, power supply, case, stickers, and instructions.

App Marketplace and APIs.

With the AstroPrint App Marketplace, software developers can build apps that are used on 3D printers as easily as they develop apps that are used on smartphones. Some example apps include: Model repositories (such as MyMiniFactory and Thingiverse), design customizers (3DSlash and Leopoly), and engineering tools (Materialise model repair). There are over 25 additional apps currently in development by third parties.



Customizers

Cloud based model customizers like Leopoly and 3DSlash.



Model Repositories

Model repositories like Thingiverse and MyMiniFactory.



Model Repair

Model repair applications like iMaterialise.

For APIs, developers can build AstroPrint functionality into their existing applications. Currently, one of the most popular applications is the Cloud Slicing API. Other APIs allow developers to build in functionality such as remote monitoring, 3D to 2D rendering, printer access/settings, print queue management, starting/stopping prints, and more.

3D Printing APIs currently in use include:

- **Cloud Slicing**: Process designs through Cura Engine, Slic3r, and others. Use pre-sets, customized settings, and post-processors
- **Storage**: Securely export, update, and import designs (STLs) and print files (GCODE/X3G)
- **Reporting**: Monitor user's printer models, devices, designs, materials, successful/failed prints, and other activities
- **Access**: Access user data (when authorized): printers, printer settings, material settings, designs, print files, and more
- **Rendering**: 3D → 2D rendering engine. Thumbnail generation, image generation
- **Real-time API**: Securely maintain connection and monitor all activity on an authorized user's 3D printer. Start and stop prints, video stream, view printbed, and more



Print From Web

Copy & Paste the AstroButton code to add a Print with AstroPrint button on your site. See How



Partner Integrations

Use our APIs to integrate your app or service with AstroPrint.



AstroPrint Apps

Release an app on the AstroPrint platform. Including AstroPrint Desktop, Mobile, and touchscreen.

Use of Proceeds and Product Roadmap

- **$50,000+**: Funds will be directed towards product development and distribution of the AstroBox Touch. More specifically, the proceeds will be spent on unit production, marketing for direct sales, and creating reseller opportunities.

- **$150,000+**: Additional proceeds will allow AstroPrint to expand the sales/business development team, as well as the team's budget. The company aims to increase adoption rates of AstroPrint in the market and drive revenue growth through reseller opportunities and contracts with manufacturers and multi-printer facilities.

- **$300,000+**: Raising over $300,000 will allow AstroPrint to extend its runway, fund research and development/product development, and also consider new key hires. New key hires may include, but are not limited to, sales/business development personnel, a Chief Revenue Officer, designers, growth hackers, customer support personnel, and/or software engineers.

Business Model

AstroPrint generates revenue primarily from commercial licensing, API licensing, professional services, app sales, and AstroBox sales.



Manufacturers
Developers
Business Development
Licenses: ~$15 - $40/printer
Astroprint
Business Development
30% of Revenue
Users
Partnerships, Content Marketing, Social Media
AstroBox: $100 - $200/device
Subscriptions: $10 - $50/month
Consumables: ~$10/roll

Total numbers as of Aug 31, 2017:



421,000+	28,000+	723,000+
Print Jobs	Users	Print Hours
186% YoY	101% YoY	222% YoY

Partners and clients include:







HISTORICAL FINANCIALS

Note: the following financials have not been reviewed by a CPA. Please refer to the Form C for the CPA-reviewed financials.

Year to date, as of June 2017, AstroPrint had generated over $87,000 in revenue, representing a 96% increase over the same period in 2016 and a 56% increase from 2016 annual revenue. In 2016, revenue totaled over $56,000, a 55% decrease from 2015.



Revenue (Quarterly)
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17

Year to date, as of June 2017, expenses have totaled over $196,000, representing a 2% increase over the same period in 2016. In 2016, expenses totaled over $367,000, representing a 69% increase from 2015. Expenses spiked in 2016 due to the opening of AstroPrint's research and development (R&D) center in Spain. Payroll has been the largest budget item (42%), followed by the R&D center (38%).



Year to date, as of June 2017, net losses have totaled over $109,000, representing a 30% decrease from the same period in 2016. In 2016, net losses totaled around $311,000, compared to around $94,000 in 2015. The monthly average net burn rate for 2017 has been around $18,000, compared to a monthly average net burn rate of around $26,000 in 2016.



The 3D printing industry is experiencing an inflection point in growth as falling costs and technological advances have made 3D printing accessible to more people.[viii] The 3D printing market is forecasted to grow at a compound annual growth rate of 25.76% to reach $32.78 billion by 2023. Growth is expected to be driven by the ability to easily produce customized items, the potential to reduce manufacturing costs, and government investments in the industry. In 2016, North America accounted for the largest share of the 3D printing market, followed by Europe and Asia Pacific. The most popular 3D printing material was plastic, followed by metal.[ix]

According to a 2016 Ernst & Young study, nearly one-fourth of companies already had experience with 3D printing and 12% were considering adopting it. Just under half of all companies believed 3D printing would benefit their business in the next four years. In addition, one in four companies believed the adoption of 3D printing would give their company a competitive advantage.[x]







One in two companies in China and South Korea reportedly plan to use additive manufacturing for end-use production by 2021. Both countries' governments support 3D printing technology development due to its potential to create a competitive advantage for their country. Alternatively, one in three companies in the U.S. reportedly plan to use additive manufacturing for end-use production by 2021.[xi]



According to a 2016 Gartner report, the number of 3D printers sold is projected to reach 6.7 million by 2020, representing an approximate 15X increase from the 450,000 units sold in 2016.[xii]


Projected
15 X
Increase in 3D Printer unit sales by 2020
8,000,000
Units Sold
6,000,000
4,000,000
2,000,000
0
6.7 Mil Units
450 K Units
2016
2020
Sources: Type A Machines; Gartner

COMPETITORS

3DPrinterOS™: Founded in 2013, 3DPrinterOS is a cloud-based management platform for 3D printers. Through its platform, users can prepare, fix, store, and stream 3D designs to printers as well as track and analyze data. The company offers four pricing levels: Starter for free, Premium for $200 per year per user, Educational, and Enterprise – the latter two have negotiated pricing. Every plan includes STL editing, version control files/projects, animated GIFs of completed prints, cloud slicing, and granular permissions.[xiii] Investors include Vulcan Capital, Alchemist Accelerator, Zillionize, and Ian McNish of LinkedIn.[xiv]

Printr: Established in 2014 in Amsterdam, Printr develops tools and software for 3D printing. Its cloud-based 3D printing platform, Formide, allows users to upload and organize .STL files and Gcode; view, optimize, and animate Gcode; and queue, monitor, and control print jobs remotely. Additionally, Formide includes a built-in cloud slicer, which allows users to modify and choose their materials and slice profiles. The company offers a free basic plan with 1 GB of storage and a pro plan with 10 GB of storage for €6/month, which comes with priority slicing, device sharing, model exploration, region settings, and premium customer care.[xv] In 2015, the company received $820,000 in seed funding.[xvi]

OctoPrint: Established in 2012, OctoPrint is a free and open source web interface that allows users to remotely control and monitor all aspects of their 3D printers. Furthermore, it enables users to perform tasks such as time-lapse recordings of prints, slice STL files, and configure event hooks. OctoPrint is compatible with many consumer 3D printers, and its functionality extends through its plugin system to integrate with other tools such as Slack or Pushbullet.[xvii] By running the software on small embedded devices such as Raspberry Pi, a user's 3D printer can become Wi-Fi enabled. The project was funded by Mundo Reader S.L. until April 2016 and has since turned to community funding on Patreon.[xviii]

PrintToPeer: Founded in 2013, PrintToPeer provides a web-based dashboard that allows users to remotely control their 3D printer. As an open source project, PrintToPeer offers print automation, real-time business analytics, and operational efficiency. Users can track the duration, material usage, and costs in order to calculate real-time print expenditures by project, team, or business unit.

Repetier: Started in 2011, Repetier offers free software solutions for 3D printers. With the Repetier-Host software, users can import, place, slice, preview, and print 3D models as well as gain full control over their printers remotely via the Repetier-Server. Repetier-Host works with most 3D printers and has been installed on over 500,000 computers. Additionally, the software offers multi-extruder support, multi-slicer support, multi-part printing, and the Repetier-Informer app to receive printer status messages.[xix]

EXECUTIVE TEAM



Drew Taylor, CEO and Co-founder: As an established thought leader in the 3D printing industry, Drew is a sought-after speaker who lectures globally on the subjects of mass adoption of 3D printing technologies as well as on the role of cloud infrastructures in driving adoption. Drew is a serial entrepreneur who builds platform-focused companies. Previous ventures include a yoga class search engine with 20,000 classes listed daily, an email marketing technology platform, and a face-to-face (f2f) social engagement platform. Roughly four years ago he fell in love with 3D printing technologies and decided to solve the problems holding the industry back from mass adoption. Prior to his career in technology, Drew worked in sports medicine for professional ice hockey and soccer teams, had several brick-and-mortar medical clinics, and was a professor in a master's degree program in the healthcare industry.



Daniel Arroyo, CTO and Co-founder: Daniel has over 18 years of experience developing embedded and cloud systems due to his work at companies like Nokia, Qualcomm, and Broadcom. While at Nokia, Daniel was on the team that developed the Symbian OS, which was deployed in hundreds of millions of smartphones. In addition, he led developer evangelism initiatives to drive adoption of the platform. From his experience on the front lines of the platform-wars in the smartphone industry, he learned what it takes to create, scale, and drive adoption of large software platforms. Daniel is on a mission to take that experience and use it to build the dominant software platform for the 3D printing industry. In addition to being CTO, Daniel serves as President of AstroPrint and is considered a second CEO for the company. His business acumen was honed by The Founders Institute as well as his experiences with the startups Flaretag, which he founded, and Tappy, which was acquired by Tinder. Daniel is a rare "double threat" in that he has the skills of a CTO and the business mind of a CEO.



Joshua White, CDO and Co-founder: As Chief Design Officer, Josh is the heart and soul of the AstroPrint User Experience. His interest in intersecting business with creativity began with a BA in Music Industry, then shifted to UI/UX/web design and front-end development/optimization. Prior to founding AstroPrint, he managed multimillion dollar SEO accounts and also worked in 3D animation and video editing. His love of 3D printing began with the desire to bring his 3D characters to life and has led him to become an expert in desktop 3D printing processes. He is on a mission to use his creative skills to simplify the 3D printing process, empower other creatives to use 3D printers, and ultimately bring 3D printing to the masses.

INVESTMENT TERMS

Security Type: Crowd SAFE
Round Size: Min: $50,000 **Max**: $500,000
Valuation Cap: $6,000,000
Discount: 15%
Conversion Provisions: The Company has the option to convert the Crowd SAFE into shares of non-voting preferred stock, at a discount of 15% of the price per share of the new preferred stock sold in the equity financing or a valuation cap of $6,000,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

PR Web: World's First Touchscreen for Consumer 3D Printing Surpasses Funding Goal on Kickstarter in Just 3 Hours
Fabbaloo: AstroPrint Announces the AstroBox Touch and Even More Interesting Stuff
OpenElectronics: AstroBox Touch gives you the best 3D Printing experience possible
3D Insider: AstroPrint Altering The 3D Printing Industry
TechCrunch: AstroPrint's Cloud Platform Lets You Manage 3D Printing From Anywhere

[i] http://evonexus.org/2015/05/obrary-and-astroprint-win-editors-choice-ribbons-at-maker-faire/
[ii] https://all3dp.com/astrobox-touch-smashes-kickstarter-funding-goal-just-3-hours/
[iii] http://www.ey.com/Publication/vwLUAssets/ey-global-3d-printing-report-2016-full-report/$FILE/ey-global-3d-printing-report-2016-full-report.pdf
[iv] http://www.businessinsider.com/heres-how-the-aerospace-industry-is-making-3d-printing-a-multi-billion-dollar-business-2014-9
[v] http://inhabitat.com/3d-printed-house-in-china-can-withstand-an-8-0-earthquake/
[vi] https://www.alliedmarketresearch.com/personal-3d-printers-market
[vii] http://www.marketsandmarkets.com/PressReleases/3d-printing.asp
[viii] https://pressroom.ups.com/mobile0c9a66/assets/pdf/pressroom/infographic/UPS_3D_Printing_executive%20summary.pdf
[ix] http://www.marketsandmarkets.com/PressReleases/3d-printing.asp
[x] http://www.ey.com/Publication/vwLUAssets/ey-global-3d-printing-report-2016-full-report/$FILE/ey-global-3d-printing-report-2016-full-report.pdf
[xi] Ibid
[xii] https://www.typeamachines.com/blog/infographic-forecasting-the-future-of-3d-printing
[xiii] https://www.3dprinteros.com/pricing/
[xiv] https://www.3dprinteros.com/investors/
[xv] https://www.printr.com/formide/
[xvi] https://3dprint.com/104246/printr-seed-funding/
[xvii] http://octoprint.org/
[xviii] http://octoprint.org/blog/2016/04/13/i-need-your-support/
[xix] https://www.repetier.com/

EXHIBIT C
Company Pitch Deck





Astroprint®

THE ANDROID OF THE 3D PRINTING INDUSTRY

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

AstroPrint Solves How and What to Print



Astroprint
MickeyMouse.stl
1. Choose Your Printer
2. Choose Your Material
PLA
3. Choose Your Print Quality
Draft
Normal
Best
Follow Us
Company

Simplicity + Content = Value to (n)

Value Generates Growth

Print Hours on AstroPrint



PRINT HOURS

723K hrs

(222% YoY Growth)

PRINT JOBS

422K

(186% YoY growth)

Second Kickstarter Success

- Reached goal in 3hrs*
- Raised over $74,000*

* https://www.kickstarter.com/projects/astroprint/astrobox-touch-a-powerful-touchscreen-for-your-3d/updates









AstroBox
File Upload
File Manager
control
Supplies
THINGIVERSE
Thingiverse
MyMiniFactory
3DPrintCloud
Apps
Verizon
12:12 PM
98%
astrobox-white
47.3%
Printing Layer: 163 / 533
01:39:10
Monitor
Control
Temperature
Info
AstroBox Touch

MakerBot's Success Comes from Its Simplicity



MakerBot's value was driven mostly by its software and developer ecosystem. Unfortunately, that ecosystem is completely closed.

Other manufacturers are forced to use engineering-grade software. Printing one object can require:

1. The installation of three different programs.

2. Over 135 settings.

3. CAD (Computer Aided Design) skills.

Computers



Mac OS X



Windows

Smartphones





3D Printers





3D printing needs an open ecosystem for the rest of the OEMs, otherwise 3DP will remain stagnant.

AstroPrint is standardizing the software and developer ecosystem for the rest of the industry.

Computers



Mac OS X



Windows

Smartphones





3D Printers





This supercharges the 3DP infrastructure, helping to drive the industry to full fruition.

AstroPrint Ecosystem at a Glance

AP Mobile App

Responsive Access to the Cloud via Web Browser

AstroBox Touch

3rd Party Apps

Apps can be deployed to the AstroPrint Cloud, Mobile app, Desktop app, and the AstroBox Touch

AP Desktop App


Astroprint
MickeyMouse.stl
1. Choose Your Printer
2. Choose Your Material
PLA
3. Choose Your Print Quality
Draft
Normal
Best
Follow Us

Our algorithms and software make 3D printing so simple, manufacturers can finally sell to non-technical customers.
Also, our cloud service lets their customers connect to their 3DP from any device, anywhere in the world.

Apps on AstroPrint



3DKitbash

Leopoly

My Mini Factory

CGTrader

3D PrintCloud

3D Slash

The AstroPrint 3D printing app marketplace lets brands and developers create an infinite amount of content for customers to print.

Revenue Model

Manufacturers

Business Development Licenses

~ $15 - $40 / printer

Astroprint

Developers

Business Development

30% of Revenue

Users

Partnerships, Content Marketing, Social Media

AstroBox:	$100 - $200/device
Subscriptions:	$10 - $50/month
Consumables:	~ $10/roll



Drew Taylor
CEO



Daniel Arroyo
CTO



Joshua White
Design & UX

500 startups

Team members have previous experience at:



Advisors



Dave Hodson



Kirsten Osolind

Since 2013


San Diego, CA

- **3 Employees**
- **Design, Marketing & Sales**

Since 2016


Málaga, Spain

- **7 Employees**
- **R&D, Product Development**

User Traction

422,000+
Print Jobs
⬆ **186%** YoY

28,000+
Users
⬆ **101%** YoY

723,000+
Print Hours
⬆ **222%** YoY

Partners and clients include:

  

What's Next?



Schools



Print Farms



Businesses

Printer Sharing/Management Suite

3D Printer Manufactures

Embed Our software in Printers



AstroPrint Branded Solutions

AstroBox
File Upload
File Manager
control
Supplies
THINGIVERSE
Thingiverse
MyMiniFactory
3DPrintCloud
Apps

Custom Branded Solutions

OEM 3D Printer
File Upload
File Manager
control
Supplies
THINGIVERSE
Thingiverse
MyMiniFactory
3DPrintCloud
Apps





Astroprint®

THE ANDROID OF THE 3D PRINTING INDUSTRY

EXHIBIT D
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

3DaGoGo, Inc.
101 West Broadway Suite 1120
San Diego, CA 92101

Ladies and Gentlemen:

> The undersigned understands that 3DaGoGo, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $500,000.00 of Units of SAFE (Simple Agreement for Future Equity) (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated September 14, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on November 14, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) *General.*

i) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii) The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv) Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*

i) The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

i) The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

i) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange

Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Maryland, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	101 West Broadway Suite 1120 San Diego, CA 92101 Attention: Andrew Taylor
with a copy to:	Law Office of Robin Sosnow, PLLC 43 W 23rd Street, 2nd Floor New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

3DaGoGo, Inc.
By_____ Name: Title:

EXHIBIT E
Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

3DAGOGO, INC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], 3DaGoGo Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 85%.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of the State of Maryland, without regard to the conflicts of law provisions of such jurisdiction.

(h) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Maryland. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

3DAGOGO INC

By: _____

    Name: Andrew Taylor

    Title: CEO

Address:_____

_____

Email: drew.taylor@astroprint.com

INVESTOR:

By: _____

    Name:_____

Address:_____

_____

Email:_____

EXHIBIT F

Video Transcription

Drew Taylor: "Hi, I'm Drew Taylor, CEO of AstroPrint. AstroPrint is the fastest growing cloud platform for desktop 3D printing and our mission is to make 3D Printing so simple that anyone can use this amazing technology without needing to understand how the technology actually works."

Drew Taylor: "With AstroPrint, anyone can easily print thousands of physical objects and also manage their 3D Printer from anywhere around the world and from any device."

Drew Taylor: "Without AstroPrint, the software required to operate Desktop 3D Printers is incredibly complicated, unreliable, and differs greatly from machine to machine. However, without AstroPrint, the desktop required to operate 3D printers is incredibly complicated, often really unreliable, and differs greatly from machine to machine or brand to brand."

Drew Taylor: "Now this complexity and software fragmentation, is really holding back the 3D printing industry from mass adoption. The goal of AstroPrint is to be a unifying platform that standardizes and simplifies 3D printing for the entire industry. And this lets AstroPrint do for the 3D printing industry what Android did for the smartphone industry, and what Windows did for the computer industry."

Drew Taylor: "Our focus for the next phase of AstroPrint is to make the platform available to a lot more people. And too do that, we need to make our 3D printer accessory, the AstroBox Touch, available everywhere that 3D printers are sold. Secondly, we're focused on partnering with 3D printer manufacturers to pre-install AstroPrint in their machines, prior to sale."

Drew Taylor: "AstroPrint is currently being used by over 28,000 users, and these users include educators, children, businesses, government organizations, like the National Institutes of Health, and of course makerspaces and hobbyists as well. And these amazing users have logged over 700,000 hours of printing on our platform to date; that's over 80 years of 3D Printing."

Drew Taylor: "Now on top of all that, 3rd party developers are starting to build Apps on the AstroPrint platform. This means that the community is starting to add features to AstroPrint that we would have never dreamed of ourselves, and that's really amazing to see."

Drew Taylor: "By supporting us, you are not only helping us bring 3D Printing to the masses, you are also coming on as an investor and part owner of AstroPrint. So, come on board with AstroPrint today and help us on our mission to make 3D printing simple for everyone."